December 11, 2009

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
Washington, DC 20549

Re:	RCN Corporation Form 10-K for the Year Ended December 31, 2008 Filed February 24, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009
File No. 1-16805

Dear Mr. Spirgel:

This letter confirms my conversation with Dean Suehiro on Wednesday, December 9. 2009 that the SEC Staff grants RCN Corporation an extension in responding to the SEC Staff’s November 30, 2009 comment letter until December 31, 2009.

Please do not hesitate to call me at (703) 434-8364, or Jennifer McGarey, the company’s acting general counsel, at (703) 434-8530.

Very Truly Yours,

Leslie Sears
Senior Vice President & Controller

Cc:	Dean Suehiro Securities and Exchange Commission